February 21, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Angela Crane, Branch Chief
100 F Street, NE
Washington, DC 20549

Re:	Metal Storm Limited
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed July 17, 2006
File No. 000-31212

Dear Ms. Crane:
     This letter responds to the December 5, 2006 comments of the Staff of the Securities and Exchange Commission (the “Staff Comment Letter”) with respect to the Form 20-F of Metal Storm Limited (the “Company”) for the year ended December 31, 2005, filed July 17, 2006. For convenience, set forth below, are the comments of the Staff (in bold text) transmitted in your letter dated December 5, 2006 together with the Company’s responses to those comments.
Item 15. Controls and Procedures, page 50
          Comment No. 1. We note your statement that your chief executive officer and your chief financial officer “became aware of the weaknesses related to internal control over financial reporting as described below.” It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are not effective. Please confirm to us your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Additionally, in future filings, please revise to definitively state your conclusion.
          Response to Comment No. 1. We confirm that both the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were ineffective. In future filings we will revise the wording to ensure that our conclusions are definitively stated.
Consolidated Balance Sheets, page F-4
          Comment No. 2. Please revise this statement or the notes to your financial statements in future filings to disclose, for each class of share capital, both the number of your authorized shares and the par value of your shares or a statement that the shares have no par value. Refer to paragraph 76(a) of IAS 1.
          Response to Comment No. 2. We note that in Australia the concepts of ‘authorised share capital’ and ‘par value’ were abolished in 2004 as such we have no authorized share capital and our issued and outstanding ordinary shares have no par value. As you have advised we will ensure that a statement noting that there are no authorized shares and that the shares have no par value is included in future filings.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

          Comment No. 3. Based on the disclosures on page F-38 we note that you had both current and non-current lease liabilities at December 31, 2004 and no such liabilities at December 31, 2005. Please address the following:
•	Tell us why you have a long term lease liability at the end of 2004 and no such liabilities at the end of 2005;

•	Tell us whether this liability was extinguished and discuss the circumstances resulting in the extinguishment;

•	Clarify how this relates to the onerous lease contract disclosed on page F-39 and to adjustment 31(e) on page F-60, and

•	Tell us why you believe your classification of lease liabilities at each balance sheet date presented as either current or long term complies with IAS 17.
          Revise future filings as necessary based on our comment.
          Response to Comment No. 3. The following addresses each of your bullet points:
•	The long term lease liability, disclosed on page F-38, related to a finance lease over the fixed assets of ProCam Machine LLC (ProCam) and while it was outstanding at December 31, 2004 it no longer existed at December 31, 2005 as it was extinguished in connection with the sale of the ProCam business in 2005. Refer to the discontinued operations note on page F-26 for further details.

•	As noted above, the long term finance lease liability was extinguished in connection with the sale of the ProCam business. The purpose of settling this liability prior to its scheduled maturity date was to consummate the sale of the ProCam business. In connection with the settlement of this liability, we incurred a loss on extinguishment of approximately A$20,000 as determined in accordance with the recognition and measurement criteria identified in IAS 39 (paragraphs 39 and 41). We included this loss from extinguishment within the loss from discontinued operations recognized in our 2005 Income Statement.

•	The onerous lease contract disclosed on page F-39 relates to the operating lease over the ProCam manufacturing premises. On sale of the ProCam business, the new owners did not require the existing manufacturing facitilities and as such the operating lease over the ProCam premises remained with the Metal Storm Group. As the ProCam business is no longer operational, this premises is not in use and as such this operating lease has been determined to be an onerous lease. As identified in Note 31(e), our estimate of the onerous lease liability differed under USGAAP. Refer to Note 31(e) on page F-60 for further information with regards to accounting for the onerous lease under US GAAP.

•	Under IAS 17, lease liabilities due not later than one year from balance date are classified as current and lease liabilities due later than one year from balance date are classified as non-current. At December 31, 2004, as disclosed on page F-38, the company had lease liabilities whose repayments were classified into current and non-current in accordance with the definition under IAS 17. As at December 31, 2005, the company had extinguished these liabilities and as such no lease liabilities existed at that balance date.
          Comment No. 4. In a related manner, for finance leases, please also revise future filings to include any required reconciliations between the total of future minimum lease payments at each balance sheet date and their present value. Refer to paragraph 31 of IAS 17.
          Response to Comment No. 4. Noted. Where finance leases exist at a balance sheet date, future filings will include any required reconciliations between the total of future minimum lease payments at each balance sheet date and their present value in accordance with IAS 17.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Note 3. Summary of Significant Accounting Policies, page F-9
(t) Revenue Recognition, page F-18
          Comment No. 5. In this note you disclose your policy for recognizing revenue from the sale of goods, the rendering of services and from interest. However, on page 24 you only present revenue earned from two significant categories, i.e., — contract revenue and interest revenue. Please address the following:
•	Identify for us each group of products and each type of service you provided to earn contract revenue and revise this note to clearly describe your policy for recognizing revenue for each, ensuring that your policy is consistent with the guidance in IAS 18.

•	Tell us the amount of goods you sold during the periods presented.

•	Tell us how you have complied with paragraph 35(b)(i) and (b)(ii) of IAS 18, or revise your future filings to provide all the required disclosure.
          Revise future filings as necessary based on our comment.
          Response to Comment No. 5. The following addresses each of your bullet points:
•	Prior to the sale of the ProCam business in May 2005, we sold one group of products, comprised of the ProCam precision-machined parts for the defense, electronics, aircraft and space propulsion industries one type of service, comprised of contract research activities performed by Metal Storm. Subsequent to the sale of Procam our revenue sources were limited to the provision of services and interest. Note 3(t) to our financial statements discloses our accounting policy in relation to revenue recognition for each of these revenue sources in accordance with IAS 18 as follows:
-Sale of goods — Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to and acceptance by the customer, and collectibility of the selling price is reasonably assured.
-Rendering of services — Revenue is recognized when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverable remains, the arrangement fee is fixed, and collectibility is reasonably assured.
We acknowledge that our revenue recognition policy could provide more detail in regards to service contracts that we have entered into with our customers. We propose to include the following revenue recognition policy related to the rendering of services in future filings:
-Revenue from the rendering of services — Revenue is recognized when key milestones or deliverables specified within each agreement are achieved and accepted by all parties to the agreement, no performance obligation with respect to the milestone or deliverables remains, the arrangement fee is fixed, and collectibility is reasonably assured. For most of our contract service revenue arrangements, revenue is recognized upon delivery of a report summarizing the findings of specified research activities requested by our customers. For those contracts requiring acceptance of the delivery of our report by our customers, we recognize revenue upon receipt of written acceptance or payment in lieu of written acceptance. Our contract service arrangements offer no rights of return.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

•	The sale of goods was disclosed on page F-26 (included in Note 7, “Discontinued Operations”); the company sold A$1,290,270 of goods during the 2005 financial year and A$5,261,840 of goods during the 2004 financial year.

•	As noted in your comment, page F-24 discloses earned revenue from the rendering of contract services and interest which collectively represent revenues from our continuing operations. Please note that revenues earned from the sale of goods, related to our ProCam business which has been discontinued, are disclosed on page F-26 under Note 7, “Discontinued Operations”. We believe that the combined disclosure of revenues earned on pages F-24 and F-26 comply with the disclosure requirements of paragraph 35(b) of IAS 18 which call for the disclosure of the amount of each significant category of revenue arising from the sale of goods, rendering of services, interest, royalties, and dividends. However, in future filings, we will change the ‘Revenue’ caption in Note 7, identifying revenues associated with discontinued operations, to ‘Revenue from the sale of goods’ to provide clarification as to the nature of this revenue and to a provide consistent level of detail as per our revenue recognition accounting policy disclosed in Note 3(t).
(u) Government Grants, page F-18
          Comment No. 6. Briefly describe to us the programs under which you obtain government grants and the material terms or conditions of your government grants and rebates. For example, explain whether the grants represent reimbursement of expenses or are received based on certain performance criteria. Explain to us how your accounting complies with the guidance in IAS 20. Revise future filings as necessary based on our comment.
          Response to Comment No. 6. During 2005 and 2004, we recognized A$648,320 and A$332,744, respectively, of income tax benefit related to an income tax rebate program sponsored by the Australian Tax Office (the “income tax rebate” program). Where companies are eligible (as Metal Storm was in both 2005 and 2004), companies may elect to receive this income tax deduction as an immediate cash payment, rather than increasing tax losses for a future benefit. The amounts shown on page F-58 are the actual cash payments received by the company in each respective financial year in respect of this income tax rebate. We recognized the receipt of these amounts as an income tax benefit based on the timing in which we recovered qualifying research and development costs, previously incurred by us, as identified in the income tax rebate program. In regards to compliance with IAS, we note that “investment tax credits” are not defined within IAS. Furthermore, paragraph 2(b) of IAS 20 specifically scopes out the accounting for government assistance in the form of investment tax credits and paragraph 4 of IAS 12 excludes the accounting for investment tax credits under this income tax standard. Given the lack of authoritative guidance in regards to the accounting for investment tax credits under IAS, we have elected to follow IAS 12 in terms of the classification of the receipts under this program as an income tax benefit as we believe that the reporting and settlement of such amounts (through our Australia corporate income tax return as filed with the Australian Tax Office) is more in line with the provisions of IAS 12. We will revise future filings to provide our accounting policy for the income tax rebate program.
          In addition, during 2004, we recognized US$31,382 of grant revenue related to the reimbursement of research and development costs incurred in connection with a particular research project sponsored by the New Jersey Institute of Technology (the “NJIT grant program”). We recognized the receipt of this grant in 2004 as income as the conditions associated with meeting the terms of the grant (e.g., our expenditure of qualifying research and development costs and the achievement of a specified performance target in the form of us issuing a research report summarizing our results) were achieved in 2004. Metal Storm has not incurred similar qualifying research and development expense in 2005 under the NJIT grant program thus no grant income related to this program was received or recognized in 2005. Our accounting policy for the recognition of grant income under such programs in provided in Note 3(u) to the financial statements included in the 2005 Form 20-F and we believe that our accounting policy complies with the recognition requirements of IAS 20 (paragraph 7).
          Comment No. 7. Please tell us and revise future filings to disclose the nature and amount of all government grants recognized in your financial statements. In those future filings, comply fully with the disclosure requirements of paragraph 39 of IAS 20.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

]

          Response to Comment No. 7. The nature and amount of government grants and investment tax credits recognized in our financial statements is noted in our Response to Comment No. 6. For those government grant programs subject to the recognition criteria of IAS 20, we will ensure that disclosures in future filings meet the requirements of paragraph 39 of IAS 20.
          Comment No. 8. Please tell us and revise Note 31 in future filings to disclose how you account for government grants for purposes of reconciling to USGAAP. Explain how your presentation of research and development rebates as a component of Other income/(expense) on page F-58 complies with U.S.GAAP.
          Response to Comment No. 8. We note that, similar to IAS, the accounting guidance for investment tax credits under USGAAP is limited. For example, paragraph 8 of FAS 109 specifically scopes out the consideration of the accounting for foreign investment tax credits and grants within FAS 109. We have elected to apply the guidance in paragraph 9 of FAS 116 which allows for the recognition of contributions received as revenues or gains (i.e., other income) in the period received. For purposes of our USGAAP reporting, we believe that the receipts under the income tax rebate program are analogous to contributions received and thus conclude that such program receipts have been appropriately classified as ‘Other income’ as disclosed in Note 30(d) to our financial statements. In future filings, we will provide an explanation of such income statement reclassifications in our USGAAP footnotes including identification of the applicable USGAAP guidance.
Note 5. Revenue and Expenses from Continuing Operations, page F-24
(b) Employee Benefits Expense, page F-24
          Comment No. 9. It appears from your disclosures herein and in Note 29 that you offer short term and post-employment benefits to your employees. Please tell us and revise future filings to clarify the nature of all of your material short term and post-employment benefits (defined contribution, defined benefits, etc.) and to include all disclosures required by IAS 19.
          Response to Comment No. 9. Material short-term employment benefits include: wages & salaries, paid annual and sick leave, life and medical insurance (for our U.S. based directors and officers) and bonuses (where performance criteria are met and approved by the Board of Directors). The only significant post-employment benefit is a defined contribution plan that is required by Australian superannuation legislation (the “superannuation program”), under which the Company directly contributes 9% of all Australian employees’ salaries to an approved superannuation fund nominated by the employee for their retirement benefit. Identification of the short term employment benefits that we offer, as well as our accounting policy for such benefits, is disclosed in Note 3(q) on page F-16 to our financial statements. Disclosure of the expenses associated with our short term employment benefits and post employment benefit superannuation program is provided in Note 5 on page F-24 as well as in Note 29. We acknowledge that a description of the post employment benefit superannuation program, and related accounting policy, is not sufficiently disclosed in the footnotes and thus future filings will include such disclosures to fully comply with the disclosure requirements of IAS 19.
          Comment No. 10. In a related manner, tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S.GAAP related to short term and post-employment benefits.
          Response to Comment No. 10. As noted above, we believe that we have quantified all short term employment benefits and post-employment benefits under IAS. Based on the nature of the benefits that we offer, we do not believe that there are any differences in the measurement or recognition of such amounts under USGAAP. In addition, we believe that appropriate disclosures of our short term employment benefits under IAS have been made and that based on the type of benefits that we offer, there are no differences in the disclosure requirements under USGAAP. However as we have noted above, we will provide additional disclosure of our post employment superannuation program under IAS in future filings which we believe will meet the disclosure requirements of FAS 106.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Note 7. Discontinued Operations, page F-26
          Comment No. 11. We note on June 1, 2005 you sold your ProCam Machine LLC (“ProCam”) business to Monroe Machined Products Inc. (“MMP”) for A$2,256,721 and recorded a loss on sale of A$658,605 on the sale in 2005. Please tell us and revise future filings to clarify where this loss on sale is presented in the Consolidated Income Statement and how the presentation of the loss complies with paragraph 33(a) IFRS 5. Also, tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S.GAAP related to this matter.
          Response to Comment 11. The loss on disposal of the ProCam business to Monroe Machined Products Inc of A$658,605 (the components of which are provided on page F-27) is included within the loss from discontinued operations of A$1,602,390 included in both the Income Statement and in the ‘Expenses’ caption on page F-26 . In accordance with paragraph 33(a) of IFRS 5, the loss from discontinued operations of A$1,602,390 also reflects the Company’s loss from operations of the ProCam business during 2005 up to the date of disposal. In the footnotes to future filings, we will separately identify the A$658,605 loss on disposal within the A$1,602,390 loss from discontinued operations.
          The accounting differences between AIFRS and US GAAP with regards to loss from discontinued operations comprise of the following:

A$
Loss from discontinued operations AIFRS:	1,602,390
Amortisation of non-compete agreement 31(a)	33,153
Write-off of non-compete agreements 31(a)	94,350
Onerous lease contracts 31(e)	485,829

Loss from discontinued operations US GAAP:	2,215,722

          Although the above reconciling items are fully disclosed in note 31 to the F pages, we acknowledge that the disclosure of the components that comprise the loss on disposal of discontinued operations under USGAAP is not provided for in our USGAAP footnotes. We will revise future filings to include a separate tabular breakdown of this item under USGAAP. In addition, similar to our response noted above to separately identify the loss on disposal within the loss from discontinued operations as reported under AIRS, we will make this clarification in our USGAAP reporting in future filings. The disclosure requirements for reporting discontinued operations, applicable to our disposal of ProCam, under FAS 144 are summarized in paragraph 47 and include providing: (a) a description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amounts of the major classes of assets and liabilities included as part of a disposal group; and (b) the gain or loss recognized and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss. Based on the terms of the disposal of the ProCam business, we believe that the disclosure requirements associated with reporting discontinued operations under FAS 144 and IFRS 5 (paragraph 41) are similar and appropriately disclosed in our footnotes.
Note 30. Reconciliation AIFRS to US GAAP, page F-57
(b) Earnings per Share, page F-58
          Comment No. 12. We note your presentation of basic and diluted loss per share rounded to the fourth decimal place of a dollar. So as not to imply a greater degree of precision than actually exists, please revise your U.S.GAAP earnings per share reconciliation in future filings to present earnings per share rounded to the nearest cent. This comment also applies to the selected financial data on page 4.
          Response to Comment No. 12. Noted. We will amend future filings to present earnings per share rounded to the nearest cent.
U.S. Office
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(c) Reconciliation of Stockholders’ Equity, page F-58
          Comment No. 13. We note your U.S.GAAP shareholders’ equity at December 31, 2004 as presented herein differs from the U.S.GAAP stockholders’ equity disclosed in your December 31, 2004 Form 20-F. Please confirm that the sole reason for the difference in the referenced amounts is the currency translation impact of selecting the Australian dollar as your reporting currency for the financial statements presented in your December 31, 2005 Form 20-F. If this is not the case, please provide us with a detailed explanation of the reason for the difference.
          Response to Comment No. 13. We confirm that the sole reason for the difference in the referenced amounts of stockholders equity between the US GAAP stockholders’ equity at December 31, 2004 as presented in the December 2005 Form 20-F and the US GAAP shareholders’ equity at December 31, 2004 as presented in the company’s December 2004, Form 20-F is the currency translation impact of selecting the Australian dollar as our reporting currency for the financial statements presented in our December 31, 2005 Form 20-F.
Note 31. Significant Differences between AIFRS to US GAAP, page F-59
(b) Goodwill, page F-59
ii. Impairment Loss, Page F-59
          Comment No. 14. We see you indicate herein that the impairment loss recognized in 2004 under U.S.GAAP is A$2,280,052. We also see disclosures on page F-34 that in 2004 you recorded an impairment loss of A$1,834,152 under AIFRS.
•	Tell us the reasons why your impairment loss under U.S.GAAP differed from that recorded under AIFRS.

•	Explain to us how your accounting and disclosures for the impairment comply with IAS 36, IFRS 5 and related guidance.

•	Tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S.GAAP related to this matter.
          Response to Comment No. 14. We first note that the impairment loss under US GAAP, disclosed on page F-59, of A$2,280,052 contains a typographical error. The disclosure should have been A$2,080,052. We apologize for this and we will amend future filings to include the correct impairment figure. Please note that our 2004 Income Statement reflects the correct impairment measure and that all other impairment disclosures in the footnotes to our financial statements reflect the correct impairment expense (i.e., Notes 5(e), 9, 16, and 17).
          The following addresses each of your bullet points:
•	The impairment loss under AIFRS was less than that presented under US GAAP by A$245,900. As noted on page F-59, under previous Australian Generally Accepted Accounting Principles (AGAAP), the rules for accounting for business combinations differed from those under AIFRS. The acquisition of ProCam occurred when the company was reporting under AGAAP and on transition to AIFRS the company took the exemption available under IFRS 1 to all companies on transition to AIFRS to not restate previous business combinations under the rules of AIFRS. As a result, there were three principal elements related to the recognition of goodwill that were accounted for differently under AGAAP as compared to US GAAP. They are as follows:
o	Consulting fees and certain employee termination costs (as described in Note 31(b) on page F-59) were not included as part of the goodwill resulting from the acquisition of ProCam under AGAAP but rather were expensed immediately on acquisition;
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o	A non-compete agreement was separately identified for US GAAP (as described in Note 31(a) on page F-59) as an identifiable intangible asset and separated from goodwill whereas under AGAAP, this amount was included in goodwill; and

o	An adjustment was made to increase goodwill subsequent to the initial purchase allocation under AGAAP that was expensed under US GAAP as subsequent changes in pre-acquisition contingencies cannot be adjusted for against goodwill under US GAAP. Under AGAAP, such subsequent changes to the purchase equation are allowable adjustments against goodwill. As a result of goodwill being fully impaired in 2004, under AGAAP this adjustment was expensed in the same period as identified (2004) and thus is not reflected in the reconciliation of net loss reported under IFRS to USGAAP on page F-57 as the adjustment is included in our 2004 net loss under both IFRS and USGAAP.
o	IAS 36 applies to the impairment recognized in 2004 rather than IFRS 5 as the decision to dispose of the investment was not made until 2005 so it was not a discontinued operation or a non-current asset held for sale as at 31 December 2004.
The impairment loss was measured in accordance with IAS 36.104 as explained in the goodwill accounting policy disclosed in note 3(h) on page F-12, as the excess of the carrying amount over the recoverable amount of the cash generating unit (CGU) to which the goodwill has been allocated. This recoverable amount was measured using fair value less costs to sell determined using a discounted cash flow calculation based on our cash flow forecasts, as discussed in Note 16 on page F-34, which resulted in an estimated recoverable amount of zero. The discounted cash flow calculation was considered the best information available to reflect the amount that we could obtain, at the reporting date, from the disposal of the CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal as required by IAS 36.27.
With respect to the impairment recognized in 2004 we disclosed the following:
o	in the income statement on page F-3 — the amount of impairment losses recognized in profit and loss during 2004 of $1,834,152 as a separate line item (IAS 36.126(a));

o	in note 17 on page F-34 — the events/circumstances that led to the recognition of the impairment loss (IAS 36.130(a));

o	in note 17 on page F-34 — the amount of the impairment loss of $1,834,152 recognized related to that specific CGU (IAS 36.130(b));

o	in note 17 on page F-34 — a description of the CGU being ProCam (IAS 36.130(d)(i));

o	in note 17 on page F-34 — that the impairment loss was fully allocated to goodwill and that it related to the manufacturing business segment (IAS 36.130(d)(ii));

o	in note 17 on page F-34 — that the recoverable amount of the CGU was determined by assessing its fair value less costs to sell (IAS 36.130(e) and IAS 36.134(c));

o	in note 17 on page F-34 — the basis used to determine fair value less costs to sell, being a discounted cash flow analysis (IAS 36.130(f) and IAS 36.134(e));

o	in note 17 on page F-34 — that the impairment loss represented the full balance of goodwill allocated to the CGU (IAS 36.134(a));

o	in note 17 on pages F-34 and F-35 — a description of the key assumptions we based our determination of fair value less costs to sell on including, management’s cash flow forecasts for a period of two years, the pre-tax discount rate applied to
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those cash flows, and the growth rate used to extrapolate those cash flow projections (IAS 36.134(e)(i)); and

o	in note 17 on pages F-34 and F-35 — a description of our approach to determining the discount rate, which was based on our assessment of market rates for investments of similar cash flows and risk (IAS 36.134(e)(ii)).
•	With regards to the accounting differences, the difference between AIFRS and US GAAP lies not with the impairment of the goodwill but rather with how goodwill was accounted for on acquisition of ProCam in December 2003. These differences have been more fully explained above. Also as noted above, the goodwill associated with the ProCam business was fully impaired under AIFRS and was based on the excess of the carrying value of goodwill over the fair value of the ProCam business. As such, our goodwill was also fully impaired under USGAAP although, as previously noted, the impairment loss differed under USGAAP due to differences in recorded goodwill. With respect to the disclosure requirements under USGAAP, our disclosures under IAS 36 as noted above meet similar requirements under FAS 144 as follows:
o	in the income statement on page F-3 — the amount of impairment losses recognized in income and loss during 2004 of $1,834,152 as a separate line item including the amount of the impairment loss (FAS 144.25);

o	in note 17 on page F-34 — the events/circumstances that led to the recognition of the impairment loss (FAS 144.26(a));

o	in note 17 on page F-34 — the amount of the impairment loss of $1,834,152 recognized related to that specific disposal group (FAS 144.26(b));

o	in note 17 on page F-34 — the method for determining fair value of the disposal group (FAS 144.26(c ); and

o	in note 17 on page F-34 —the segment that it related to being the manufacturing business segment (FAS 144.26(d).
U.S. Office
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As you requested, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing on Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing on Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to my attention at 011-61-7-3123 4720.

Sincerely,
/s/ James D. MacDonald
James D. MacDonald
Chief Financial Officer Metal Storm Limited

Copies to:
Mr. Jay Webb, Reviewing Accountant, Division of Corporation Finance
Mr. Kevin Kuhar, Staff Accountant, Division of Corporation Finance
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262